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                                                                    Exhibit 99.1

              LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE A-T2

                                  WPP Group plc
                                 27 Farm Street
                             London W1J 5RJ, England


                                                       June 13, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549 - 0408

Ladies and Gentlemen:

WPP Group plc ("WPP") has received a representation letter from Arthur Andersen LLP ("Andersen"),WPP's independent public accountants, in connection with the issuance of Andersen's audit report incorporated by reference in WPP's Annual Report on this Form 20-F. In its letter, Andersen has represented to WPP that its audit of the consolidated financial statements of WPP referenced in its audit report was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.


                                                  Very truly yours,

                                                  WPP Group plc


                                                  By: /s/ Paul W G Richardson
                                                      -----------------------
                                                      Paul W G Richardson
                                                      Group Finance Director